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October 1, 2013		Writer’s Direct Contact 415.268.7113 GGrover@mofo.com

Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed September 30, 2013 File No. 333-190699

Dear Mr. Dang:

We enclose herewith, on behalf of RE/MAX Holdings, Inc. (the “Company”), clean and marked copies of Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated September 30, 2013. Amendment No. 5 incorporates responses to the Staff’s comments. Below, we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Dilution, pages 65 to 66

1.

We note your response to comment 2 and reiterate our request that you provide us with a detailed calculation of dilution per share to new investors which will disaggregate each adjustment separately and results in your dilution per share to new investors of $15.55 per share. Specifically, tell us how each transaction resulted in an adjustment to the pro forma net tangible book value (deficit) of $(219.3) million to arrive at the pro forma as adjusted net tangible book value of $45.0 million. Additionally, we note your revised disclosure now includes in footnote 1 a secondary dilution calculation which discloses dilution of $24.62 per share to new investors. Please provide us with a detailed calculation of this secondary dilution calculation and tell us why this dilution would not be reflected in your dilution table.

Securities and Exchange Commission

October 1, 2013

We may have further comment on your secondary dilution calculation. Finally, please revise your related risk factor on page 45 for consistency with the terms from your dilution table.

Response: The Company is providing as supplemental schedules to this response letter additional information that supports disaggregation of each adjustment in the calculation of dilution per share as described further below. Such schedules also set forth how each transaction has resulted in an adjustment to the pro forma net tangible book value (deficit) of $(219.3) million to arrive at the pro forma as adjusted net tangible book value of $45.0 million.

In the process of preparing these supplemental schedules and reviewing precedent filings and published comment letters and responses, the Company has also determined to change the method by which it is presenting the dilution table in the filing as described further below. The Company believes the revised presentation is also more meaningful to investors and presents a view of dilution that shows the largest dilutive impact to investors arising from the offering.

Attached as Exhibit A is a detailed presentation of the inputs to the calculation of dilution per share as presented in the prior filing, which shows pro forma as adjusted net tangible book value, adjusted to add back the non-controlling interest balance. This add back is included inasmuch as the new investors in RE/MAX Holdings, Inc. own only 34.02% of RMCO, while the pro forma net tangible book value calculations are performed using RMCO numbers. This calculation is one approach to present a pro forma as adjusted net book value that approximates the amount of book value owned by the new investors – in this case the new investors ownership in RE/MAX Holdings, Inc.

Attached as Exhibit B is a detailed presentation of the inputs to the calculation of dilution per share as presented in Amendment No. 5, which is calculated assuming that all of the non-controlling interest held by RIHI in RMCO, subsequent to all of the transactions described in the registration statement, is exchanged for shares of RE/MAX Holdings, Inc., and as such, the potential greatest amount of dilution that could have been incurred by new investors at June 30, 2013 had RIHI converted all of its holdings in RMCO into RE/MAX Holdings, Inc. common stock at that date.

Attached as Exhibit C is a roll forward of the assets and liabilities to complete the pro forma net tangible book value (deficit) per share as of June 30, 2013 to the pro forma as adjusted net tangible book value per share after the offering, disaggregated by discrete adjustment with the amounts referenced to the appropriate pages of Amendment No. 4 to

Securities and Exchange Commission

October 1, 2013

the Registration Statement. Please note that the information on Exhibits A and B is cross-referenced to Exhibit C to facilitate a review and comparison of this information.

The Company has determined that the most useful presentation of dilution to new investors is based on the revised methodology described above as set forth in Amendment No. 5.

The Company has also revised the related risk factor to conform to the revised dilution table.

The Company respectfully notes from its review of registration statements for precedent transactions that there is judgment required in developing the methodology for presentation of the dilution table presumably due to the complexity of the transaction structures in question. That said, the Company believes upon reflection that the revised presentation in Amendment No. 5 is preferable for an investor’s understanding of the potential dilutive impact of an investment in the offering.

* * * * *

Securities and Exchange Commission

October 1, 2013

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any additional questions or concerns, please call me at 415-268-7113.

Sincerely,

/s/ Gavin B. Grover, Esq.

Gavin B. Grover, Esq.

Enclosures

cc:	Howard Efron (Securities and Exchange Commission)

Jennifer Monick (Securities and Exchange Commission)

Folake Ayoola (Securities and Exchange Commission)

Margaret M. Kelly (RE/MAX Holdings, Inc.)

Dave Liniger (RE/MAX Holdings, Inc.)

David B. Strong (Morrison & Foerster LLP)

John M. Rafferty (Morrison & Foerster LLP)

Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)